SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: STARLIMS Provides Preliminary Third Quarter 2008 Results; Dated October 6, 2008

ITEM 1

STARLIMS Provides Preliminary Third Quarter 2008 Results

HOLLYWOOD, Florida, October 6, 2008 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems (LIMS), announced today that the Company expects to report third quarter 2008 revenue of approximately $5 million and a GAAP earnings per share of $(0.03) to $0.01 and a Non-GAAP earnings per share of $(0.02) to $0.02.

“Our business in the third quarter was impacted by increased tightening of IT budgets resulting in smaller initial deal sizes and elongated sales and implementation cycles,” stated Itschak Friedman, STARLIMS’s Chief Executive Officer. “However, we continue to have a strong and growing pipeline and are seeing ongoing customer commitments to their LIMS projects driven by standardization and harmonization initiatives, government regulation and replacement cycles.

“In response to the financial crisis and the increased pressure on IT capital expenditure budgets, we are working with customers on phased licensing and implementation programs of multi-site STARLIMS deployments that better align with their current IT spending patterns. We are leveraging our leadership position and financial strength to build these sustainable long-term relationships with our customers and further expand market share. We believe that these phased roll-out programs should ultimately result in overall deal sizes that are in line with historical company averages,” continued Itschak Friedman.

STARLIMS continues to see global demand for its STARLIMS v10 product, including several seven-figure deals in the pipeline. The field-proven web-based platform continues to be a key differentiator for STARLIMS, as customers are looking for integrated solutions to help them meet the growing need for enterprise-wide laboratory information management solutions which present long-term operational efficiencies and improved return on investment.

STARLIMS management is currently reviewing the opportunity pipeline and will address 2008 guidance on the third quarter financial results conference call scheduled for Tuesday, November 18, 2008 before the market opens.

Conference Call to Discuss Preliminary Results

STARLIMS will host a live conference call to discuss the preliminary results on Monday, October 6, at 8:30 a.m. Eastern Time (14:30 Israeli Time). The listen-only webcast can be accessed from the Investor Relations page of the company’s web site at http://www.starlims.com. Those interested in participating in the call and the question and answer session should dial 303-262-2143.

The webcast will be archived on the Investor Relations page of the company’s website, http://www.starlims.com, starting at 10 a.m. Eastern Time on Monday, October 6, 2008.

About STARLIMS

STARLIMS Technologies Ltd. (Nasdaq: LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: October 6, 2008